Exhibit 99.2

Form of Power of Attorney

Carta Poder / Proxy Letter

____________________________ (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de _______________________________________________ y __________________________________ (los “Apoderados”) para que, conjunta o separadamente, cualquiera de ellos asista a la Asamblea General Ordinaria y Extraordinaria de Accionistas de Betterware de Mexico S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el ___ de __________ de 2020, en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea ________ (____________________) acción(es) que de dicha Sociedad la Poderdante es titular:				_________________________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of __________________________________________ and _____________________________________ (the “Attorneys-in-Fact”) so that, either jointly or individually, any of them attends the General Ordinary and Extraordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on _________, 2020, through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set fort below, in such Meeting ___________(___________________) share(s) owned by the Principal:

Orden del Día de la Asamblea Ordinaria de Accionistas				Agenda for the General Ordinary Shareholders Meeting

	A favor	En contra	Abstención		In favor	Against	Abstention
I. Propuesta, discusión y, en su caso, designación de miembro propietario del Consejo de Administración de la Sociedad.				I. Proposal, discussion and, in its case, appointment of a member of the Board of Directors of the Company.
II. Designación de delegados especiales que den cumplimiento y formalicen las resoluciones adoptadas en la Asamblea.				II. Designation of special delegates to give effect and formalize the resolutions adopted at the Meeting.

Orden del Día de la Asamblea Extraordinaria de Accionistas				Agenda for the General Extraordinary Shareholders Meeting

	A favor	En contra	Abstención		In favor	Against	Abstention

I.     Propuesta, discusión y, en su caso, aprobación para la inscripción sin oferta de las acciones representativas del capital social de la Sociedad en el Registro Nacional de Valores y su listado sin oferta en la Bolsa Institucional de Valores, S.A. de C.V.

I.     Proposal, discussion and, in its case, approval to conduct the registration without an offering of the shares representing the capital stock of the Company on the National Securities Registry in Mexico and its listing without an offering at the Bolsa Institucional de Valores, S.A. de C.V.

II. Propuesta, discusión y, en su caso, aprobación para la reforma de la Cláusula Primera de los estatutos sociales de la Sociedad.				II. Proposal, discussion and, in its case, approval to amend Clause First of the Company’s by-laws.
III. Designación de delegados especiales que den cumplimiento y formalicen las resoluciones adoptadas en la Asamblea.				III. Designation of special delegates to give effect and formalize the resolutions adopted at the Meeting.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.				The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

_____ de __________ de 2020 / ___________________, 2020

______________________________

Por/By: ______________________________

Cargo/Title: ______________________________

Testigos/Witnesses

Name:	Name: